Exhibit 99.1

TASEKO MINES COMPLETES NOTES OFFERING

April 23, 2024, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko") is pleased to announce that it has completed its offering of US$500 million aggregate principal amount of 8.250% Senior Secured Notes due 2030 (“Notes”). A portion of the proceeds will be used to redeem the outstanding US$400 million Senior Secured Notes due 2026 (“Existing Notes”). The remaining proceeds, net of transaction costs and accrued interest, are available for capital expenditures, working capital and general corporate purposes.

Stuart McDonald, President & CEO of Taseko, commented, “We’re pleased to complete this notes offering which provides additional financial flexibility as we advance construction at Florence Copper.”

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes will be offered and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

For general information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533.

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”), within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and 21E of the U.S. Securities Exchange Act of 1934, as amended, which may not be based on historical fact, including without limitation statements regarding the future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes,” “may,” “plan,” “will,” “estimate,” “scheduled,” “continue,” “anticipates,” “intends,” “expects,” “aim” and similar expressions.

Such statements reflect Taseko’s current views with respect to future events and are subject to risks and uncertainties. These statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Taseko’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those contained in Taseko's filings. For general information on Taseko, review the documents that Taseko has filed with or furnished to the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.